                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*



                             Forest Oil Corporation
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  346091 60 6
                          ---------------------------
                                (CUSIP Number)

                    Julia Heintz, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-4794
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 31, 1996
                                ----------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
 CUSIP NO.: 346091 60 6          SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Joint Energy Development Investments Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)                                                   [ ]


------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,680,000 shares of Common Stock, $.10 par value
     OWNED BY             per share, of Forest Oil Corporation
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    1,680,000 shares of Common Stock, $.10 par value
                          per share, of Forest Oil Corporation
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,680,000 shares of Common Stock, $.10 par value per share, of
      Forest Oil Corporation
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.86% of the Common Stock of Forest Oil Corporation

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

-----------------------
 CUSIP NO.: 346091 60 6           SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEM 2(d) or 2(e)                                                   [ ]


------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,680,000 shares of Common Stock, $.10 par value
     OWNED BY             per share, of Forest Oil Corporation
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    1,680,000 shares of Common Stock, $.10 par value
                          per share, of Forest Oil Corporation
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,680,000 shares of Common Stock, $.10 par value per share, of
      Forest Oil Corporation
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                                  [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.86% of the Common Stock of Forest Oil Corporation

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

     Capitalized terms that are used herein and are defined in the Schedule 13D of Joint Energy Development Investments Limited Partnership and Enron Corp. filed on February 1, 1996 (the "Initial Schedule 13D") have the meanings ascribed to them in the Initial Schedule 13D.

Item 5. Interest in Securities of the Issuer

     The information furnished under this Item in the Initial Schedule 13D is, as a result of an offering of shares of Common Stock made by the Issuer on January 31, 1996, hereby amended by the deletion of the first sentence and the insertion in its place of the following:

     "JEDI beneficially owns and has the power to vote and dispose of shares of Common Stock, representing approximately 6.86% of the shares of Common Stock outstanding."

Signature:

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 9, 1996                 JOINT ENERGY DEVELOPMENT
                                 INVESTMENTS LIMITED
                                 PARTNERSHIP

                                 By: Enron Capital Management Limited
                                     Partnership, its general partner

                                 By: Enron Capital Corp., its general
                                     partner


                                 By: /s/ Peggy B. Menchaca
                                     -------------------------------------
                                     Peggy B. Menchaca
                                     Vice President and Secretary


                                 ENRON CORP.


                                 By: /s/ Peggy B. Menchaca
                                     -------------------------------------
                                     Peggy B. Menchaca
                                     Vice President and Secretary